News
Release
CIBC declares dividends
Toronto, ON – December 7, 2006 (CM: TSX; NYSE) — CIBC’s board of directors today declared a dividend of 70 cents per share on common shares for the quarter ending January 31, 2007 payable on January 29, 2007 to shareholders of record at the close of business on December 28, 2006.
Class A Preferred Shares
Other dividends per share for the quarter ending January 31, 2007, payable on January 29, 2007 to shareholders of record at the close of business on December 28, 2006, were declared as follows:
Series 18 — $0.343750
Series 19 — $0.309375
Series 23 — $0.331250
Series 24 — $0.375000
Series 25 — $0.375000
Series 26 — $0.359375
Series 27 — $0.350000
Series 28 — $0.020000
Series 29 — $0.337500
Series 30 — $0.300000
Series 31 — $0.248558 *

(*for the period from November 15, 2006 to January 31, 2007)
For further information: Rob McLeod, Senior Director, Communications and Public Affairs, 416-980-3714 or John Ferren, Vice-President, Investor Relations, 416-980-2088.